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                              September 2, 2021

       Sam Ataya
       Chief Executive Officer
       Western Magnesium Corp.
       900 - 580 Hornby Street
       Vancouver, BC, Canada, V6C 3B6

                                                        Re: Western Magnesium
Corp.
                                                            Registration
Statement on Form 10-12g
                                                            Filed August 6,
2021
                                                            File No. 000-56323

       Dear Mr. Ataya:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Registration Statement on Form 10-12g filed August 6, 2021

       Business, page 3

   1. We note your disclosure that you are in the final stages of construction and commencing test production of
magnesium at a research and development pilot plant. However, we also note you state on page
8 that you will need additional capital to complete the buildout of your plant and
ultimately a full scale production facility. Please revise your disclosure to describe in more detail
your plan of operations for the next 12 months, including any significant steps that
must be taken or any significant milestones that must be achieved in order to complete the
construction of your research and development pilot plant and commence production.
Please ensure you discuss the anticipated timeline and
                                                        expenditures for these
events.
 Sam Ataya
FirstName LastNameSam
Western Magnesium  Corp.Ataya
Comapany 2,
September NameWestern
             2021        Magnesium Corp.
September
Page 2    2, 2021 Page 2
FirstName LastName
Risk Factors, page 7

2. Please expand your risk factor disclosure to address the risk that your independent
         auditor   s report expresses substantial doubt about your ability to continue as a going
         concern and the risk for future investors related to your common shares being penny stock, including difficulty for investors to sell and the consequences of a reduced pool of investors, market and stock price.
Security Ownership of Certain Beneficial Owners and Management, page 36

3. Please disclose the number of shares outstanding at July 31, 2021. Director and Executive Officer Biographies, page 37

4. Please revise to describe the principal occupations and employment of your directors and executive officers during the past five years, including when each began serving in their current roles at Western Magnesium Corp. If applicable, please also disclose the nature of any family relationship between your Chief Executive Officer and SVP, Strategy. Refer to
         Item 401 of Regulation S-K.
Transactions with Related Parties, page 54

5. Please revise your disclosures in this section to clarify the company's relationship with
         Stirling and Sequoia, including the aggregate amounts advanced to Mr. Sam Ataya,
         Stirling, Ms. Lisa Maxwell, and Sequoia during each of the past two fiscal years. Refer to
         Item 404(a)(3) and (6) of Regulation S-K. Please also tell us how these advances are consistent with Section 13(k) of the Exchange Act.
Choice of Forum, page 67

6. We note that your forum selection provision in Article IX of your bylaws identifies the
         Court of Chancery of the State of Delaware as the exclusive forum for certain litigation,
         including any    derivative action.    However, we note your
disclosure on page 67 that
         the exclusive forum provision provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act, and that the federal district courts of the United
         States will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, is not consistent with Article IX of your bylaws. Please advise or revise. If your forum selection provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure your bylaws state this clearly.
Financial Statements, page 69

7. Please update your financial statements in any amendment filed on or after September 14,
         2021 and prior to the effective date of your registration statement to comply with Rule 8-
         08 of Regulation S-X.
 Sam Ataya
FirstName LastNameSam
Western Magnesium  Corp.Ataya
Comapany 2,
September NameWestern
             2021        Magnesium Corp.
September
Page 3    2, 2021 Page 3
FirstName LastName
Note 8 - Mineral Property Costs and Exploration and Evaluation Assets, page
F-45

8. We understand from your disclosures on pages three and four that you acquired your interests in the Tami Mosi Property in 2006, and while several assessments of mineralization were obtained during the period 2010-2014, these did not lead to development or extraction efforts and you currently have no plans to conduct mining operations on any of these claims.

         You state that you do not consider your mining claims to be material to your business or financial condition. We note disclosures on pages F-8 and F-37 listing among critical accounting estimates and judgments whether there are indicators of impairment of the exploration and evaluation assets, as well as determining whether there are events or conditions that raise substantial doubt about your ability to continue as a going concern.

         The disclosures on pages F-6 and F-36, in addition to the audit opinion on page F-31, indicate there is substantial doubt about your ability to continue as a going concern, and we see that you report for all periods zero revenues, net cash outflows from operations, and net losses.

         Tell us how you have applied FASB ASC 360-10-35-29 through 35, and FASB ASC 930-
         360-35, in supporting the recoverability of costs capitalized for the Tami Mosi Property in your impairment testing. Please submit your analysis, including details of the cash flows estimated and utilized in your assessment as of December 31, 2020.

         If you did not consider there to be indicators of impairment, tell us how you dispensed with the guidance in FASB ASC 360-10-35-21(e), considering the observations mentioned above and the uncertainty expressed in your risk factor disclosure on page 7.
Exhibits

9. Please file as an exhibit a copy of your consulting agreement with your Chief Financial
         Officer, Kim Evans. Refer to Item 601(b)(10)(iii)(A) of Regulation
S-K.
 Sam Ataya
FirstName LastNameSam
Western Magnesium  Corp.Ataya
Comapany 2,
September NameWestern
             2021        Magnesium Corp.
September
Page 4    2, 2021 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:      Laura Anthony